Exhibit 99(c)(22)

PROJECT OCEAN	CONFIDENTIAL

Preliminary Feedback from CastlePoint’s Financial Advisor

•      Each CastlePoint shareholder would receive 0.5000 of a Tower share (or $10.16 based on 7/7/08 closing share price), plus a pre-closing cash distribution of “CastlePoint’s excess capital” or approximately $1.82 per share ($70mm in aggregate)

•      Total consideration of $11.98 or an implied aggregate exchange ratio of 0.5899x

•      Focused on CastlePoint shareholders receiving $12 per share based on 7/7/08 market close

•      Pro Forma Financial Impact of Counter-proposal vs. 7/7 Revised Offer

•      Note: Pro forma 2009E EPS for the 7/7 Revised Offer reflects impact of “badwill”

	2009E				2010E
	Counter-	7/7 Revised Offer			Counter-	7/7 Revised Offer
	Proposal	0.4900x	–	0.5000x	Proposal	0.4900x	–	0.5000x
Earnings per Share:
Standalone	$3.44	$3.44		$3.44	$4.07	$4.07		$4.07
Pro Forma	3.15	4.67		4.49	3.75	4.41		4.36
% Accretion/(Dilution)	(9)%	36%		31%	(8)%	8%		7%

Book Value per Share (12/31/08):
Standalone	$15.63	$15.63		$15.63
Pro Forma	17.67	17.18		17.22
% Accretion/(Dilution)	13%	10%		10%

ROAE:
Standalone	20%	20%		20%	19%	19%		19%
Pro Forma	17%	24%		23%	17%	19%		18%
Difference	(3)%	4%		3%	(3)%	(1)%		(1)%

Per Share Consideration (Proration):
Stock	$10.16	$6.55		$6.77
Cash	1.82	3.40		3.39
Total	$11.98	$9.95		$10.16

•          Selected assumptions regarding the preliminary pro forma financial analysis above need to be confirmed, including potential changes in reinsurance utilization/capital allocation and impact of transaction structure

Note: Assumes Tower share price of $20.31 (7/7/08).